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Exhibit 12.2

NRG Energy, Inc.
Computation of Ratio of Earnings to Fixed Charges
And Preferred Stock Dividend Requirements

	For the Year Ended December 31,
	2010	2009	2008	2007	2006
	(In millions except ratio)
Earnings:
Income from continuing operations before income tax	$753	$1,669	$1,766	$933	$861
Net loss attributable to noncontrolling interest	(1)	(1)	—	—	—
Less:
Undistributed equity in earnings of unconsolidated affiliates	(44)	(41)	(44)	(33)	(33)
Capitalized interest	(36)	(37)	(45)	(11)	(5)
Preference dividends — tax effected	(14)	(52)	(90)	(91)	(83)
Add:
Fixed charges	692	755	724	806	686
Amortization of capitalized interest	4	3	1	—	—

Total Earnings:	$1,354	$2,296	$2,312	$1,604	$1,426

Fixed Charges:
Interest expense	$600	$610	$546	$657	$562
Interest capitalized	36	37	45	11	5
Amortization of debt issuance costs	25	31	22	26	22
Amortization of debt discount	7	13	15	19	10
Approximation of interest in rental expense	10	12	6	2	4
Tax effect of preference dividends	14	52	90	91	83

Total Fixed Charges:	$692	$755	$724	$806	$686

Ratio of Earnings to Combined Fixed Charges and Preference Dividends	1.96	3.04	3.19	1.99	2.08

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  Exhibit 12.2
NRG Energy, Inc. Computation of Ratio of Earnings to Fixed Charges And Preferred Stock Dividend Requirements